NET ELEMENT, INC.
3363 NE 163rd Street, Suite 606

North Miami Beach, FL 33160

July 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Net Element, Inc. Registration Statement on Form S-4 File No. 333-256166 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Net Element, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 9:00 a.m., Eastern Time, on Monday, July 26, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes Serge Pavluk, of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration.

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Very truly yours, NET ELEMENT, INC. By: /s/ Oleg Firer Name: Oleg Firer Title: Chief Executive Officer

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